EXHIBIT 99.47

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com

June 4, 2002
TSX Symbol: GAM
News Release #12-2002	Issued: 33,924,316 Shares

GAMMON LAKE CLOSES FULLY SUBSCRIBED PRIVATE PLACEMENT
FOR $6.5 MILLION

Gammon Lake Resources Inc. (TSX:GAM) is pleased to announce the completion of the recently announced private placement for gross proceeds of $6.5 million. The placement, led by LOM Capital Ltd. of Hamilton, Bermuda was fully subscribed.

The private placement financing consisted of 5,200,000 units at $1.25. Each unit consisted of one common share of Gammon Lake Resources Inc. capital stock together with one half common share purchase warrant per share. Each full warrant entitles the purchaser to purchase one common share of the Company at $1.50 per share at any time within eighteen months from closing.

LOM Capital Ltd. has the right to exercise a “greenshoe” option for up to an additional 780,000 units for proceeds of a further $975,000, on or before July 2nd, 2002.

The Company plans to apply substantially all financing proceeds to a significant drilling and development program at its Ocampo gold/silver project in Chihuahua State Mexico with the objective of substantially increasing its defined resource on its 100% owned portion of the project. This excludes the open pit heap leach portion of the property which is currently under joint venture development with Bolnisi Gold NL of Australia.

The Company’s gold/silver project is in a large historic mining district where Gammon Lake has to date defined a resource of 1,003,000 ounces of gold and 39,650,000 ounces of silver in the measured and indicated category as well as 300,000 ounces of gold and 16,000,000 ounces of silver in the inferred category. A recent preliminary economic assessment and engineering study prepared by Pincock Allen & Holt (PAH) (Press Release #8 – April 9/02) indicates the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver with further exploration and development.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.